CM 8/23

04015564

F9 8/23

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED AUG 30 2004 WASH, D.C. 155

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-~~07518~~ 21979 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DFP Equities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
111 Congressional Blvd., Suite 115
(No. and Street)

Carmel, IN 46032
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Garry B. Lindboe, President 317 573 5257
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodgers, Brian W.
(Name – *if individual, state last, first, middle name*)

611 North Harrison Street/ Rushville, IN 46173
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 25 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Garry B. Lindboe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DFP Equities, Inc., as of June 30, 2004, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

Garry B. Lindboe

Signature

CEO

Title

Mary Ann Putts / Hamilton County 3/4/07

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# D.F.P. EQUITIES, INC

# AUDITED FINANCIAL STATEMENTS

# JUNE 30, 2004

CONTENTS

Brian W. Rodgers
Certified Public Accountant
611 North Harrison Street
Rushville, Indiana 46173
765-938-1192

Independent Auditor's Report

Shareholders and Board of Directors
D.F.P. Equities, Inc.
Indianapolis, IN

I have audited the accompanying balance sheet of D.F.P. Equities, Inc as of June 30, 2004, and the related statement of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes the examining, and on a test basis, the evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as the evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in, all material respects, the financial position of D.F.P. Equities, Inc. as of June 30, 2004, and results of its operations and its cash flows for the year ended in conformity with general accepted accounting principles.

Brian W. Rodgers CPA
August 18, 2004

Member: American Institute of Certified Public Accountants
Indiana CPA Society

## Assets

| | |
|---|---|
| Current Assets: | |
| Cash | $ 11,511 |
| Total Assets | 11,511 |
| Liabilities and Shareholder Equity | |

## Liabilities:

| | |
|---|---|
| Income Tax Payable | 767 |

## Shareholder Equity:

| | |
|---|---|
| Common Stock No Par Value | |
| 1000 Share Authorized | |
| 120 Issued & Outstanding | 6,000 |
| Additional Paid In Capital | 5,032 |
| Retained Earnings | (288) |
| Total Shareholders Equity | 10,744 |
| Total Liabilities and Shareholders' Equity | 11,511 |

See Notes To Financial Statements

D.F.P. EQUITIES, INC.
Statement of Income and Retained Earnings
Year Ended June 30, 2004

| | | |
|---|---|---|
| Revenue: | | |
| Commission Income | $ 133,066 | |
| Interest Income | 41 | |
| Total Revenue | | 133,107 |
| Operating Expenses | | |
| Commission Expense | 129,845 | |
| Total Operating Expenses | | 129,845 |
| Income (Loss) Before | | 3,262 |
| Provision for the Income Taxes | | 767 |
| Net Income (Loss) | | 2,495 |
| Retained Earnings at the Beginning of the Year | | (2,783) |
| Retained Earnings at End of Year | | (288) |

See Notes to Financial Statement

D.F.P. EQUITIES, INC.
Statement of Cash Flows
Year Ended June 30, 2004

| | | |
|---|---|---|
| Cash Flows From Operating Activities: | | |
| Net Income (Loss) | $ 2,495 | |
| Provision for Income Tax | 767 | |
| Income Tax Paid | -0- | |
| Net Cash Provided (Used) by Operating Activities | | 3,262 |
| Cash Flows From Investing Activities: | | |
| Net Cash Provided (Used) by Investing Activities | | -0- |
| Cash Flows From Financing Activities: | | |
| Net Cash Provided By Financing Activities | | -0- |
| Net Increase (Decrease) in Cash and Cash Equivalents | | $ 3,262 |
| Cash and Cash Equivalents* Beginning of Year | | $ 8,249 |
| Cash and Cash Equivalents* End of Year | | $ 11,511 |

*Note- The Company has never had any cash equivalents and consequently has not defined cash equivalents.

See Notes to Financial Statement

D.F.P. EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2004

Note A – SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

General - D.F.P. EQUITIES, INC. operates as an agent that solicits investors for it's principal.

Method of Accounting - The accompanying financial statements have been prepared on the accrual method of accounting, whereby revenues and expenses are recognized during the period to which they apply.

NOTE B – RELATED PARTY TRANSACTIONS

The following transactions occurred between the Company and Diversified Financial Programs, Inc.:

1. Commissions were paid to Diversified Financial Programs, Inc. and recorded as commission expense. This method of payment and reporting is consistent with prior years.
2. The policy of Diversified Financial Programs, Inc. (the parent) is to pay all expenses for D.F.P. EQUITIES, INC. (the company). When there is available cash flow, the company will approve the payment to the parent for expenses.

## INDEPENDENT AUDITORS REPORT ON ADDITIONAL INFORMATION

Shareholders and Board of Directors
D.F.P. EQUITIES, INC.
Indianapolis, Indiana

My report on my audit of the financial statements of D.F.P. EQUITIES, INC. for the year ended June 30, 2004 appears on page three. That audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The additional information on page nine is presented ~~to meet~~ the requirements of the National Association of Securities Dealers, Inc. of which D.F.P. EQUITIES, INC. is a member. The additional information had been subjected to the auditing procedures applied in the audit of the balance sheet as of June 30, 2004 and the related statements of income, retained earnings and cash flows for the year then ended, and in my opinion, is fairly stated in all material respects in relating to the financial statement taken as a whole.

Brian W. Rodgers, CPA
August 18, 2004

D.F.P. EQUITIES, INC.
June 30, 2004

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

| | |
|---|---|
| Total Equity From Statement of Financial Condition | $ 11,511 |
| Additions | -0- |
| Deductions | -0- |
| Net Capital – June 30, 2004 | 11,511 |

STATEMENT REGARDING RECONCILIATION DIFFERENCES IN COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Unaudited Net Capital As Determined By Company | $ 11,511 |
| Audit Adjustments | -0- |
| Net Capital – June 30, 2004 | $ 11,511 |

STATEMENT OF SHAREHOLDERS EQUITY
YEAR ENDED JUNE 30, 2004

| | Common Stock | Paid In Capital | Additional Retained Earnings | Total |
|---|---|---|---|---|
| Balance - Beginning of Year | $ 6,000 | $ 5,032 | $ (2,783) | $ 8,249 |
| Activity Ended June 30, 2004 | -0- | -0- | $ 2,495 | $ 3,262 |
| Balance- End of Year | $ 6,000 | $ 5,032 | $ (288) | $ 11,511 |

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENT OF FINANCIAL CONDITION

| | |
|---|---|
| Per Unaudited Financial Statements Determined By Company | $ 11,511 |
| Audit Adjustments | -0- |
| Per Audited Financial Statements Determined By Auditor | $ 11,511 |

See Accountant's Report on Supplemental Information

Brian W. Rodgers
Certified Public Accountant
611 North Harrison
Rushville, IN 46173
(765)938-1192

Board of Directors
D.F.P. EQUITIES, INC.
Indianapolis, IN

I have audited the accompanying financial statements of D.F.P. EQUITIES, INC. as required by Rule 17a-5(d) as of June 30, 2004 and for the year then ended, and have issued my report thereon dated August 18, 2004. As part of my audit, I examined the system of internal accounting control and the procedures for safeguarding securities to the extent that I consider necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17-a-5 under the Securities Exchange Act of 1934. In addition, I have reviewed the practices and procedures followed by the company.

1. In making the periodic computation of aggregate indebtedness and net capital as required by Rule 17a-3(a)(11).
2. In making the quarterly securities examination, counts, verifications and comparisons and the recording of differences required by Rule 17-1-13.
3. In complying with the requirement for prompt payment for securities of section 4(c) of Regulation T of the Board of Governor's of the Federal Reserve System.

Rule 17a-5 contemplates that the scope of the examination should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and that rule, the purposes of such an evaluation are to establish a basis for and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weakness in internal control.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets.

The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments from management. However, for the purpose

of this report under Rule 17-a-5, the cost of benefit relationship has been disregarded in determining the weakness to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instruction, mistakes, or judgment error, carelessness or other personal factors.

Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be intentionally circumvented by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projections of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in condition and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended June 30, 2004 which was made for the purposes set forth in the first paragraph and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

The company claims exemption from Rule 15c-3-3 under paragraph (k)(2)(A). Conditions of the exemption were being complied with as of the examination date and no facts came to my attention to indicate the exemption had not been complied with during the period under examination.

Respectfully,

Brian W. Rodgers
Certified Public Accountant
August 18, 2004